Exhibit 99.2






                                     BERMUDA
                             THE COMPANIES ACT 1981
                          MEMORANDUM OF ASSOCIATION OF
                            COMPANY LIMITED BY SHARES
                             (Section 7(1) and (2))

                            MEMORANDUM OF ASSOCIATION
                                       OF

                            Elan Capital Corp., Ltd.
                   (hereinafter referred to as "the Company")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2.   We, the undersigned, namely,


NAME                       ADDRESS                   BERMUDIAN         NATIONALITY       NUMBER OF
                                                     STATUS                              SHARES
                                                     (Yes/No)                            SUBSCRIBED

C.G. Collis                Clarendon House           Yes               British               One
                           2 Church Street
                           Hamilton HM 11
                           Bermuda

D.J. Doyle                 "                          Yes              British               One

A.R. Guilfoyle             "                          No               British               One


do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3.   The Company is to be an exempted Company as defined by the Companies Act
     1981.

4. The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding ___ in all, including the following parcels:-

     N/A

5. The authorised share capital of the Company is US$12,000 divided into shares of US$1.00 each. The minimum subscribed share capital of the Company is US$12,000.

6.   The objects for which the Company is formed and incorporated are -

1. To carry on the business of an investment finance company and for that purpose to authorise, issue, offer, sell and deliver notes, securities or other evidences of indebtedness (collectively, the "Notes") upon such terms and conditions as the Company shall determine and to transfer, redeem and purchase Notes;

2. To use the proceeds from the issuance of the Notes to provide financing and financial services to any subsidiary, affiliate or holding company (as such expressions are defined in the Companies Act 1981), to pay expenses of the Company and generally as the Company shall determine;

3. To borrow or raise or secure the payment of money in such manner as the Company may think fit;

4. To acquire by purchase or otherwise, buy, own, hold, create, market, design, assemble, manufacture, repair, lease, hire, let, sell, dispose of (with or without consideration or benefit), maintain, improve, develop, manage, invent, build, construct, operate, package and otherwise trade, invest or deal in and with products, financial instruments, goods, and real and personal property of all kinds whatsoever and wheresoever situated, and enter into arrangements for or with respect to any of the foregoing;

5. To perform, provide, procure, market and deal in services and undertakings of all kinds;

6. To advise and act as consultants and managers of all kinds and, without limiting the generality of the foregoing, to provide investment and financial advice, consultation and management services;

7. To research, create, develop, invent, improve, discover, design, collate and draft original works, software, inventions, designs, concepts, formulas, processes, strategies, methodologies and the like, and acquire, build, own, hold, sell, lease, license, dispose of (with or without consideration or benefit), market, franchise, and otherwise exploit and deal in or with all intellectual and intangible property rights pertaining thereto whether registered or not, including but not limited to trade and service marks, trade names, copyrights, computer software, inventions, designs, patents, provisional patents, utility models, trade secrets, confidential information, know how, get-up and any other rights and privileges vesting in or attaching thereto;

8. To enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence;

9. To lend to or deposit with any person funds, property or assets and to provide collateral or credit enhancement for loans, leasing or other forms of financing, with or without consideration or benefit;

10. To create, enter into, undertake, procure, arrange for, acquire by purchase or otherwise, buy, own, hold, sell or otherwise dispose of (with or without consideration or benefit), trade, invest and or otherwise deal in, whether on a speculative basis or otherwise, all and or any kind of (including without limitation all and or any combinations of and all and or any rights or interests under) instrument, agreement, contract, covenant and undertaking, including without limiting the generality of the foregoing, derivative instrument, agreement or contract, option, swap option contract, bond, warrant, debenture, equity, forward exchange contract, forward rate contract, future, hedge, security, note, certificate of deposit, unit, guarantee and or financial instrument; and

11. To enter into and to perform contracts, undertakings and arrangements of any kind in furtherance of, or for the purpose of implementing, any of the objects set forth above, including, without limitation, any contract of indemnity, any currency exchange transactions or any other contracts, undertakings or arrangements pertaining to the issuance of the Notes or the management of the Company, and to engage in any other activity permitted to companies under the laws of Bermuda but only to the extent that such activity is necessary, expedient, incidental or conducive to the accomplishment of the objects contemplated above, provided that in no event shall the Company carry on business in the United States of America except insofar as may be necessary to perform, exercise or enforce in the United States of America any or all of the Company's rights, title, contracts and obligations with respect to the Notes or generally arising by virtue of the exercise of all or any of the foregoing objects.

7.       Powers of the Company

1. The Company shall, pursuant to Section 42 of the Companies Act 1981, have the power to issue preference shares which are, at the option of the holder, liable to be redeemed.

2. The Company shall, pursuant to Section 42A of the Companies Act 1981, have the power to purchase its own shares.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof

/s/ David Doyle                             /s/ Rosana S. Vieira
...............................              .................................

/s/ Charles Collis                          /s/ Rosana S. Vieira
...............................              .................................

/s/ Alison Guilfoyle                        /s/ Rosana S. Vieira
...............................              .................................


...............................              .................................


          (Subscribers)                                (Witnesses)


SUBSCRIBED this 22nd day of September, 2003.